

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

June 21, 2024

Spyridon Papapetropoulos, M.D.
President and Chief Executive Officer
Bionomics Limited
200 Greenhill Road
Eastwood, SA 5063
Australia

> **Re: Bionomics Limited**
> **Registration Statement on Form F-1**
> **Filed June 18, 2024**
> **File No. 333-280288**

Dear Spyridon Papapetropoulos:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Chris Edwards at 202-551-6761 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Theodore Ghorra